Helping the world recycle

RECEIVED

2008 MAY 28 A 8:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

082-03334

08002865

Asker, 22 May 2008

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Ragnhild Ringheim
Investor Relations Coordinator
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED

JUN 02 2008

THOMSON REUTERS

5/28

TOMRA SYSTEMS ASA
Drengsrudhagen 2, P.O. Box 278, NO-1372 Asker, Norway, Tel.: +47 66 79 91 00, Fax: +47 66 79 91 11, www.tomra.com
Enterprise no: NO 927 124 238 VAT

Message 211069	
Date/Time	21.05.2008 19:47:14
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Vedlegg:
Title	SALE OF OWN SHARES TO EMPLOYEES
Text	

As part of the share purchase program for employees, approved by the Annual General Meeting 23 April 2008, TOMRA has today sold 162,823 shares at a price equal to the closing market share price as pr today, i.e. NOK 37.10.

The employees who keep their shares for one year will receive one bonus share per 5 shares invested today, i.e. a discount of 16,67%.

After this transaction TOMRA holds 10,095,316 treasury shares of which 9,670,139 will be amortized in accordance with the resolution from the Annual General Meeting 23 April 2008.

The following primary insiders have today purchased shares in Tomra Systems ASA: See attachment.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 21 May 2008
Tomra Systems ASA

Name	Position	Holding	Purchase	New Holding
Amund Skarholt	President og CEO, Tomra Systems ASA	30 000	5 000	35 000
Espen Gundersen	CFO, Tomra Systems ASA	10 000	2 000	12 000
Harald Henriksen	SVP Technology, Tomra Systems ASA	-	8 000	8 000
Ragnhild Ringheim	Manager Corporate Services, Tomra Systems ASA	-	809	809
David Willamson	Employee representative, Tomra Systems ASA	-	540	540
Rune Marthinussen	MD, Titech Visionsort AS	10 000	5 000	15 000
Heiner Bevers	MD, Tomra Germany	2 000	4 235	6 235
Ton Klumper	MD, Tomra Western and Eastern Europe	-	13 000	13 000

Message 210594	
Date/Time	15.05.2008 22:47:54
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES
Text	

Tomra Systems ASA has today purchased 88,000 own shares at an average price of NOK 38.17 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,258,139 treasury shares, of which 9,670,139 will be amortized in accordance with resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 15 May 2008
Tomra Systems ASA

OSLO BØRS - NewsWeb

English

Utsteder --- alle ---
Kategori --- alle ---
Utst.ID
Fra dato 16.05.2008
Instrument
Til dato 16.05.2008
Marked --- alle ---

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Melding 210594	
Dato/tid	15.05.2008 22:47:54
Utsteder	Tomra Systems ASA
Instrument	
Marked	Oslo Børs
Kategori	MELDEPLIKTIG HANDEL
Korrigert	Ikke korrigert
Informasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
Vedlegg	Ingen vedlegg funnet
Tittel	PURCHASE OF TREASURY SHARES
Tekst	

Tomra Systems ASA has today purchased 88,000 own shares at an average price of NOK 38.17 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,258,139 treasury shares, of which 9,670,139 will be amortized in accordance with resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 15 May 2008
Tomra Systems ASA

OSLO BØRS - NewsWeb

Norsk

Issuer — all —
IssuerID
Instrument
Market — all —

Category — all —
From date 14.05.2008
To date 14.05.2008

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Message 210227	
Date/Time	13.05.2008 16:35:35
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	FLAGGING
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	DISCLOSURE OF HOLDINGS
Text	

TOMRA has been informed by Jupiter Asset Management Limited that their latest purchases of shares in TOMRA crossed the 5% disclosure threshold. The total client holding which is controlled by Jupiter Asset Management Limited now stands at 9,520,830 which represent 5.78% of the issued capital.

OSLO BØRS - NewsWeb

English

Utsteder --- alle ---
Kategori --- alle ---
Skjul ikke-informasjonspliktige pressemeldinger
Utst.ID
Fra dato 13.05.2008
Instrument
Til dato 13.05.2008
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Melding 210121	
Dato/tid	12.05.2008 08:18:13
Utsteder	Tomra Systems ASA
Instrument	
Marked	Oslo Børs
Kategori	MELDEPLIKTIG HANDEL
Korrigert	Ikke korrigert
Informasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
Vedlegg	Ingen vedlegg funnet
Tittel	PURCHASE OF TREASURY SHARES
Tekst	

Tomra Systems ASA has today purchased 100,000 own shares at an average price of NOK 39.14 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,170,139 treasury shares, of which 9,670,139 will be amortized in accordance with resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 9 May 2008
Tomra Systems ASA

OSLO BØRS - NewsWeb

Norsk

Issuer	-- all --	Category	-- all --	Hide non-regulatory press releases	
IssuerID		From date	08.05.2008	Show only OAM announcements.	
Instrument		To date	08.05.2008	Show only last verison of announcement	
Market	-- all --				

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Message 209434

Date/Time	05.05.2008 23:05:30
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES
Text	

Tomra Systems ASA has today purchased 200,000 own shares at an average price of NOK 38.40 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,870,139 treasury shares, of which 9,670,139 will be amortized in accordance with resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 5 May 2008
Tomra Systems ASA

OSLO BØRS - NewsWeb

Norsk

Issuer — all —

IssuerID

Instrument

Market — all —

Category — all —

From date 08.05.2008

To date 08.05.2008

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Message 209569

Date/Time	06.05.2008 16:46:12
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES
Text	

Tomra Systems ASA has today purchased 100,000 own shares at an average price of NOK 38.09 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,970,139 treasury shares, of which 9,670,139 will be amortized in accordance with resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 6 May 2008
Tomra Systems ASA

Message 209747	
Date/Time	07.05.2008 20:05:14
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES
Text	

Tomra Systems ASA has today purchased 100,000 own shares at an average price of NOK 38.31 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,070,139 treasury shares, of which 9,670,139 will be amortized in accordance with resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 7 May 2008
Tomra Systems ASA

Ragnhild Ringheim

From:	ASK-IR
Sent:	5. mai 2008 23:05
To:	ASK-IR
Subject:	Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 23:04 05.05.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 200,000 own shares at an average price of NOK 38.40 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,870,139 treasury shares, of which 9,670,139 will be amortized in accordance with resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 5 May 2008
Tomra Systems ASA

END